JOSEPH EDEN CAPITAL, LLC

**FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(PURSUANT TO RULE 17a-5(e)(3))**

December 31, 2025

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SEC FILE NUMBER
8-70574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Joseph Eden Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7600 W. ROOSEVELT RD.
(No. and Street)

FOREST PARK	IL	60130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brittany Boma	312-787-6994	bboma@josephedencapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

December 21, 2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brittany Boma _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Joseph Eden Capital _____, as of December 31, _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Brittany Boma

Title:

CCO

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

■ (d) Statement of cash flows.

■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

■ (g) Notes to consolidated financial statements.

■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JOSEPH EDEN CAPITAL, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Joseph Eden Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Joseph Eden Capital LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Joseph Eden Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Joseph Eden Capital LLC's auditor since 2021.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 17, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

JOSEPH EDEN CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	55,873
Other assets		2,172
Property and equipment, net		682
TOTAL ASSETS	$	58,727

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to related party	$	7,607
Accounts payable and accrued liabilities		4,609
TOTAL LIABILITIES		12,216
MEMBER'S EQUITY		46,511
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,727

The accompanying notes are an integral part of these financial statements.

JOSEPH EDEN CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Mutual fund distribution services to registered investment companies	$	102,680
TOTAL REVENUES		102,680

EXPENSES

Professional fees	60,750
Compensation	29,757
Regulatory expenses	10,546
Marketing and travel	9,198
Depreciation and amortization	2,527
Rent	2,400
General and administrative	1,625
TOTAL EXPENSES	116,803
Net (loss)	$ (14,123)

The accompanying notes are an integral part of these financial statements.

JOSEPH EDEN CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

MEMBER'S EQUITY JANUARY 1, 2025	$	60,634
Capital contributions		-
Capital distributions		-
Net (loss)		(14,123)
MEMBER'S EQUITY DECEMBER 31, 2025	$	46,511

The accompanying notes are an integral part of these financial statements.

JOSEPH EDEN CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)	$	(14,123)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		2,527
Changes in operating assets and liabilities:		
Other assets		514
Accounts payable		4,046
Accrued liabilities		(14,438)
Due to related party		5,788
NET CASH USED IN OPERATING ACTIVITIES		(15,686)
NET DECREASE IN CASH		(15,686)
CASH, BEGINNING OF PERIOD		71,559
CASH, END OF PERIOD	$	55,873

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization</u>

Joseph Eden Capital, LLC (the "Company"), formerly Joseph Eden Investments, LLC is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in June 2020, under the laws of the State of Illinois and was approved by FINRA on April 1, 2021. The Company is 100% owned by Joseph Fund Inc. (the Parent).

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Segment Reporting</u>

On January 1, 2024, the Company adopted ASU 2023-07 - Segment Reporting, for improved disclosure regarding reportable segments. The Company's Chief Operating Decision Maker ("CODM") include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. Due to the similarities and related nature of the broker-dealer's products, the CODM aggregates and evaluates the broker-dealer's mergers and acquisitions advice, and private placement of securities advice, as a single reporting segment under the umbrella of financial products. The metrics used by the CODM to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Summary of Significant Accounting Policies-Continued</u>

<u>Credit Risk</u>

The Company has cash held in a demand account at a financial institution, and as of December 31, 2025, the Company's bank account balance did not exceed the $250,000 FDIC coverage limit.

<u>Accounts Receivable</u>

The Company carries its accounts receivable at amounts for distributions owed to the Company. The Company regularly reviews the distributions for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. As the Company had no receivables at December 31, 2025, no allowance for credit losses is considered necessary.

<u>Property and equipment</u>

The Company capitalizes property and equipment for purchases greater than $1,000. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. Normal repair and maintenance costs are expensed as incurred. The useful life for equipment purchases is three years.

<u>Revenue Recognition</u>

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The Company derives all its revenues from transactions involving mutual funds at a retail capacity (open end mutual funds only) which is within the scope of ASC 606. The Company enters into selling agreements with various mutual fund distributors so it may offer mutual funds on an application basis.

<u>Mutual Fund Distribution Services to Registered Investment Companies</u>

The investor will complete the application form(s), provided by the mutual fund issuer(s), indicating the specific fund(s) they wish to invest in. In addition, the investor will provide the share class and the amount of their investment, and personal information. The investor will submit the funds to open the account to the fund company.

Note 2 - Summary of Significant Accounting Policies-Continued

Revenue Recognition

The application, new account form, payment, and switch letter, if applicable, will be reviewed by a principal and sent to the mutual fund issuer for processing, if the materials are in good order. The mutual fund issuer will have final approval of the application and will process the application upon receipt, if accepted. Shares will be recorded by the transfer agent of the mutual fund issuer. The transaction is complete, and a distribution payment is then processed by the mutual fund issuer to the Company.

Product Income

The Company receives a 12B-1 fee, or trails based on the selling agreement between the fund company and the Company. The 12B-1 fee, or trails are calculated, usually based on the number of days the client invested in the fund and a basis point percentage of the asset value of the investment at the end of the period.

Income Taxes

The Company passes its taxable income through to the Parent. As a result, no federal or state income taxes are provided for, as they are the responsibility of the Parent Corporation.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Exemption-Rule 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $43,657 which exceeded its requirement by $38,657. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2025, this ratio was 0.28 to 1.

Note 4 - Related Party Transactions

The Company has a management services agreement with the Parent. Under this agreement, the Parent provides administrative services and office space. The Company may not be required to repay these expenses, if the Parent agrees to waive payment of these expenses as a capital contribution to the Company. Total expenses under this agreement for the year ended December 31, 2025, were $5,172. As of December 31, 2025, the Company owed the Parent $7,607. This amount is included in the statement of financial condition.

Note 5 - Concentration of Revenues

Approximately 97 percent of the Company's revenues were distributions from American Funds.

Note 6 - Property and Equipment

	December 31, 2025	Estimated Useful Life
Equipment	$ 7,580	3 Years
Accumulated depreciation	(6,898)	
Net	$ 682	

Note 7 - Commitments and Contingencies

The Company had no other commitments or contingencies outstanding at December 31, 2025.

Note 8 - Subsequent Events

Management has evaluated subsequent events through the report date, which is the date the financial statements were available to be issued. Management has determined there are no subsequent events required to be disclosed.

.

JOSEPH EDEN CAPITAL, LLC
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2025

SCHEDULE 1-COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL
Total Member's Equity $ 46,511

DEDUCTIONS AND/OR CHANGES
Non-allowable assets   2,854
    NET CAPITAL   43,657

Less: Minimum net capital requirements the greater of
    6 2/3% of aggregate indebtedness or $5,000 , as defined
    per the Rule 15c3-1   5,000

    EXCESS NET CAPITAL $ 38,657

AGGREGATE INDEBTEDNESS $ 12,216

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   .28 to 1

There is no material difference between the computation of net capital presented above
and the computation of net capital reported in the Company's unaudited Form X-17A-5,
Part IIA filing as of December 31, 2025.

See accompanying Report of Independent Registered Public Accounting Firm

JOSEPH EDEN CAPITAL, LLC

SHEDULE II- Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2025

The Company claims exemption from the reserve requirement pursuant to SEC Rule 15(c)(3)-3 under paragraph (k)(1).

JOSEPH EDEN CAPITAL, LLC

SHEDULE III- Relating to Possession and Control Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission at December 31, 2025

Information relating to possession or control requirements is not applicable, as the
Company qualifies for exemption pursuant to Rule 15(c)(3)-3 under paragraph (k)(1).



CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Joseph Eden Capital LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Joseph Eden Capital LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Joseph Eden Capital LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(1) (the "exemption provisions") and (2) Joseph Eden Capital LLC stated that Joseph Eden Capital LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025 without exception. Joseph Eden Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Eden Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 17, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

Joseph Eden Capital, LLC

EXEMPTION REPORT
SEC Rule l 7a-5(d)(4)

Joseph Eden Capital, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. l 7a-5(d)(l) and to the best of its knowledge and belief, the Company states the following:

(1) The Company also claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.l5c3-3 (k)(l)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 15c3-3(k) for the period January 1, 2025, through December 31, 2025 , without exception.

I, Brittany Boma, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brittany Boma

CCO

Brittany Boma

March 17, 2026